

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2022

John Lawler
Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

> **Re: Ford Motor Company**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 4, 2022**
> **File No. 001-03950**

Dear Mr. Lawler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your Integrated Sustainability and Financial Report 2022 than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your Integrated Sustainability and Financial Report 2022.

Risk Factors, page 17

2. Disclose any material litigation risks related to climate change and explain the potential impact to the company.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

3. Disclosure on page 25 of your Form 10-K notes that additional and new regulations continue to be proposed to address concerns regarding the environment (including concerns about global climate change and its impact). Please revise your disclosure to describe the material effects of these additional and new regulations on your business, financial condition, and results of operations.

4. We note you introduced a sustainable financing framework to finance environmental and social projects. Tell us how you considered providing disclosure regarding material past and/or future capital expenditures for climate-related projects. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

5. To the extent material, discuss the indirect consequences of climate-related regulation or business trends, such as (i) decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources and (ii) any anticipated reputational risks resulting from operations or products that produce material greenhouse gas emissions.

6. Please discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
   - severity of weather, such as floods, hurricanes, sea levels, extreme fires, and water availability and quality;
   - quantification of weather-related damages to your property or operations;
   - potential for indirect weather-related impacts that have affected or may affect your customers; and
   - any weather-related impacts on the cost or availability of insurance.
   As part of your response, include quantitative information for the periods covered by your Form 10-K and explain whether increased amounts are expected in future periods.

7. We note your disclosure on page 25 regarding the cost to comply with governmental regulations. Tell us about and quantify any compliance costs related to climate change during the periods for which financial statements are presented in your Form 10-K and explain whether increased amounts are expected in future periods.

8. If material, provide disclosure about your purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Include quantitative information for the periods covered by your Form 10-K and for future periods as part of your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Patrick Fullem at (202) 551-8337 or Jennifer Angelini at (202) 551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Corey MacGillivray